UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on July 1, 2019, announcing the appointment of T-Mobile’s Chief of Cybersecurity Strategy & Technology and former Information Security Officer for the Los Angeles County Department of Public Health to the Registrant’s US Advisory Committee.

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on July 1, 2019, announcing the appointment of T-Mobile’s Chief of Cybersecurity Strategy & Technology and former Information Security Officer for the Los Angeles County Department of Public Health to its US Advisory Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: July 1, 2019

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